Exhibit 99. 1

Quarterhill Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders of Quarterhill Inc. (“Quarterhill”) will be held on Wednesday, June 12, 2019 at 10:00 a.m. (Ottawa, Ontario time) at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, K2K 3L1 (the “Meeting”) to:

1.	receive Quarterhill’s financial statements for the financial year ended December 31, 2018, together with the report of Quarterhill’s auditors thereon;

2.	elect the members of Quarterhill’s Board of Directors (the “Board”);

3.	appoint Quarterhill’s auditors and to authorize the Board to fix the auditors’ remuneration; and

4.	transact such further or other business as may properly come before the Meeting or any adjournment or adjournments of the Meeting.

A copy of Quarterhill’s May 10, 2019 Management Information Circular and a form of proxy accompany this Notice.

The Board has specified that proxies used at the Meeting or at any adjournment of the Meeting must be deposited with Quarterhill’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894 or with Quarterhill’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose, by fax to Computershare at 1-866-249-7775 or (416) 263-9524 or by otherwise following Computershare’s instructions and in any such case, not later than 10:00 a.m. (Ottawa, Ontario time) on June 10, 2019 or the last business day preceding any adjournment of the Meeting.

DATED at Kitchener, Ontario this 10th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

Prashant Watchmaker

Senior Vice-President, General Counsel & Corporate Secretary

Shareholders who are unable to attend the Meeting in person should date and sign the enclosed form of proxy and return it to Quarterhill’s Corporate Secretary or to Computershare in the envelope provided for that purpose or by fax, or by otherwise following Computershare’s instructions, in any case not later than 10:00 a.m. (Ottawa, Ontario time) on June 10, 2019 or the last business day preceding any adjournment of the Meeting. To be represented by proxy, you must complete and submit the enclosed form of proxy or another appropriate form of proxy.